November 2014

Filed Pursuant to Rule 433

Registration Statement No. 333-180488

Dated October 28, 2014

INTEREST RATE STRUCTURED PRODUCTS

Floating Rate Notes due November 19, 2024
Consumer Price Index Linked Notes

The Floating Rate Notes (the “notes”) are senior unsecured obligations of Bank of America Corporation. All payments due on the notes, including the repayment of principal and any accrued and unpaid interest, will be subject to our credit risk. The notes will be issued in minimum denominations of $1,000, and whole multiples of $1,000. The notes are senior debt securities issued by Bank of America Corporation, and are not guaranteed or insured by the FDIC or secured by collateral.

The notes differ from traditional debt securities in that their return will be linked to changes in the Consumer Price Index (the “CPI”). Interest payable on the notes may be more or less than the rate that we would pay on a conventional fixed-rate or floating-rate debt security with the same maturity, and may be 0.00% per annum.

The notes are designed for investors who wish to receive monthly interest income, where, as described below, the amount of that interest depends on the level of the CPI. At maturity, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest. Prior to maturity, the notes are not redeemable at our option or repayable at your option. The notes will not be listed on any securities exchange.

As further described below, interest will be paid on the notes for each monthly interest period equal to the sum of (a) the applicable CPI Inflation Adjustment (as defined below) plus (b) the Spread (as defined below); subject to the minimum interest rate of 0.00% per annum. For each interest payment period, the notes will not pay any interest with respect to the interest payment period if the sum of the applicable CPI Inflation Adjustment plus the Spread is equal to or less than 0.00% on the related monthly CPI reference determination date.

SUMMARY TERMS*
Issuer:	Bank of America Corporation (“BAC”)
Stated principal amount:	$1,000 per note
Pricing date:	November 14, 2014
Original issue date:	November 19, 2014 (3 business days after the pricing date)
Maturity date:	November 19, 2024
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Annualized interest rate:

For each interest payment period, a variable rate per annum equal to the sum of:

(a) the applicable CPI Inflation Adjustment, and

(b) the Spread.

It is possible that you could receive little or no interest on the notes.  If the applicable CPI Inflation Adjustment plus the Spread is less than or equal to zero, interest will accrue at a rate of 0.00% for that interest payment period.

CPI Inflation Adjustment:	The percentage change in the CPI between (a) the month that is 16 months prior to the month in which the applicable interest payment date is scheduled to occur and (b) the month that is four months prior to the month in which the applicable interest payment date is scheduled to occur.
Spread:	1.10%
Interest payment dates:	The 19th day of each month, beginning December 19, 2014, provided that if any such date is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Minimum interest rate:	0.0% per annum
Selling agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”). See “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest.”
CUSIP:	06048WPY0
Initial estimated value:	The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes will be determined on the pricing date, and will be at least $900 per $1,000 in principal amount. See “Summary” on page PS-2 of this free writing prospectus, “Risk Factors” beginning on page PS-5 of this free writing prospectus and “Additional Information About the Notes—Structuring the notes” on page PS-16 of this free writing prospectus for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
Commissions and issue price:	Public offering price	Selling agent’s commissions(1)	Proceeds to issuer
Per note	$1,000	$12.50	$987.50
Total	$	$	$
(1)	Selected dealers and their financial advisors will collectively receive from the selling agent, MLPF&S, a fixed sales commission of $12.50 for each note that they sell. See “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest.”

* The pricing date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-5 of this free writing prospectus, page S-5 of the attached prospectus supplement, and page 8 of the attached prospectus. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about November 19, 2014 against payment in immediately available funds.

Prospectus Supplement and Prospectus dated March 30, 2012

Floating Rate Notes due November19, 2024
Consumer Price Index Linked Notes

About the Notes

General

You should read carefully the entire free writing prospectus, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this free writing prospectus entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you.

Certain capitalized terms used and not defined in this free writing prospectus have the meanings ascribed to them in the prospectus supplement and prospectus.

You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

Payments on the notes depend on our credit risk and on the performance of the CPI. The economic terms of the notes are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements we enter into. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in borrowing rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date, which we expect to be at least $900 per $1,000 in principal amount. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-5 and “Additional Information About the Notes—Structuring the notes” on page PS-16.

The information in this section is qualified in its entirety by the more detailed explanation set forth elsewhere in this free writing prospectus and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this free writing prospectus and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither of us nor MLPF&S is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this free writing prospectus, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this free writing prospectus to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

Determining the Interest on the Notes

The calculation agent will determine the applicable interest rate for each monthly interest period using the following formula:

Interest Rate = CPI Inflation Adjustment + Spread

In no event will the annualized interest rate applicable to any interest period be less than 0.00%.

The CPI Inflation Adjustment for each interest period will be determined by the calculation agent using the following formula and then expressed as a percentage:

“CPIA” means the level of the CPI first published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS,” or the “Index Sponsor,” without regard to any subsequent corrections or revisions to that first published level) for the month that is four calendar months prior to the month in which the relevant interest payment date is scheduled to occur. For example, CPIA for the interest to be paid in January of each year will be the CPI for September of the prior year.

“CPIB” means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions of that first published level) for the month that is one year prior to the month used to determine CPIA.

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Consumer Price Index Linked Notes

The CPI Inflation Adjustment will be rounded to the nearest one-hundred thousandth of a percent.

The Spread will be 1.10%.

The CPI

The CPI is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment (CPI-U NSA) published by the BLS. The CPI is a measure of the prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month.

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Consumer Price Index Linked Notes

Hypothetical Examples

Examples: Below are three examples of the calculation of the annualized interest rate payable on February 19, 2015 for the notes. The examples are based on the Spread of 1.10%. The CPI for October 2013 (the CPIB) was 233.546. These examples are for purposes of illustration only. The actual annualized interest rate to be applied in calculating the interest payable on the notes for any interest period will depend on the actual levels of the CPI for the relevant months.

Example 1: In this example, suppose the hypothetical CPI for October 2014 (the CPIA) is 208.220, which is less than CPIB. The hypothetical annualized rate of interest for the interest payment to be made on February 19, 2015 would be:

= -10.84412%+1.10%

= -9.74412%

Because the annualized interest rate applicable to any interest period may not be less than 0.00%, the hypothetical interest rate for the interest period in this example would be equal to 0.00%.

Example 2: In this example, suppose the hypothetical CPI for October 2014 (the CPIA) is 235.946. The hypothetical annualized rate of interest for the interest payment to be made on February 19, 2015 would be:

= 1.02763%+1.10%

= 2.12763%

Example 3: In this example, suppose the hypothetical CPI for October 2014 (the CPIA) is 241.713. The hypothetical annualized rate of interest for the interest payment to be made on February 19, 2015 would be:

= 3.49696%+1.10%

= 4.59696%

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Risk Factors

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

▪	It is possible that after you may not earn a return on your investment. The interest payable on the notes during any interest period will depend on the CPI Inflation Adjustment, determined as of the relevant interest determination date. As a result, you could receive little or no payment of interest on one or more of the interest payment dates during the term of the notes. If the sum of the CPI Inflation Adjustment and the Spread is constantly less than or equal to 0.00% on each interest determination date over the term of the notes, even if the sum of the CPI Inflation Adjustment and the Spread exceeds 0.00% during other days during each interest period, your return on the notes would be limited to the principal amount.

We have no control over various matters, including economic, financial and political events, which may affect the level of the CPI, and thus the CPI Inflation Adjustment. In recent years, the CPI has been volatile, and such volatility may be expected in the future. However, historical performance is not necessarily indicative of what may occur in the future. You must be willing to forgo guaranteed market rates of interest for the term of the notes, before investing.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity. It is possible that the annualized rate of interest for any interest period will not be greater than 0.00%. If the CPI Inflation Adjustment is negative, and the sum of the CPI Inflation Adjustment and the Spread is less than or equal to 0.00% in any interest period, the annualized interest rate for that interest period will be equal to 0.00%. Even if the CPI Inflation Adjustment is greater than such an amount, the resulting interest rate may be less than returns otherwise payable on other debt securities with similar maturities. In addition, while increases in the levels of the CPI will increase the periodic rate of interest payable on the notes, changes in these levels will not increase the principal amount payable to you at maturity.

Even if interest is paid on the notes, the yield that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money, including inflation.

▪	You must rely on your own evaluation of the merits of an investment linked to the CPI. In the ordinary course of their businesses, we, MLPF&S or our other affiliates may have expressed views on expected movements in the CPI and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the CPI may at any time have significantly different views from those of MLPF&S and our other affiliates. For these reasons, you are encouraged to derive information concerning the CPI and related interest rates from multiple sources, and you should not rely on the views expressed by us, MLPF&S or our other affiliates.

Neither the offering of the notes nor any views which we, MLPF&S or our other affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if the CPI increases after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we default upon our financial obligations, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit

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spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the CPI, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

▪	The public offering price you pay for the notes will exceed their initial estimated value. The initial estimated value of the notes that is provided in this free writing prospectus, and that will be provided in the final pricing supplement for the notes, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this free writing prospectus will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of market interest rates, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Additional Information About the Notes—Structuring the notes" on page PS-16. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including the CPI. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but neither we nor MLPF&s is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

▪	The BLS, as sponsor of the CPI, may adjust the calculation of the CPI in a way that affects its value, and the BLS has no obligation to consider your interests. There can be no assurance that the BLS will not change the method by which it calculates the CPI in a way that reduces the level of the CPI. Similarly, the BLS may alter, discontinue, or suspend calculation or dissemination of the CPI. Any of these actions could adversely affect the value of the notes. The BLS will have no obligation to consider your interests in calculating or revising the CPI.
▪	If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect
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their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

o	The Level of the CPI. We expect that the market value of the notes will depend substantially on the amount by which the levels of the CPI are expected to exceed or not exceed its levels in a previous year. If you sell your notes when the levels or expected levels of the CPI are less than, or expected to be less than, its levels in the previous year (for example, in a period of deflation), or are not, or are expected to not be, sufficiently in excess of the previous year’s levels to result in the applicable periodic interest rate payable on the notes equaling or exceeding market interest rates (as compared to traditional interest-bearing debt securities), you may receive less than the principal amount that would be payable at maturity because of the expectation that the levels of the CPI will remain at levels that result in insufficient interest being payable on the notes. However, as the level of the CPI increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.
o	Volatility of the CPI. Volatility is the term used to describe the size and frequency of market fluctuations. During recent periods, the level of the CPI has had periods of volatility. The volatility of the level of the CPI during the term of the notes may vary. Increases or decreases in the volatility of the CPI may have an adverse impact on the market value of the notes.
o	Economic and Other Conditions Generally. The general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, and other financial, political, regulatory, and judicial events. These factors interrelate in complex ways, and may affect the levels of the CPI and the market value of your notes.
o	Our Financial Condition and Creditworthiness. Our perceived creditworthiness, including any increases in our credit spreads and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.
o	Time to Maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the level of the CPI prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach a value that reflects the remaining interest payments on the notes based on the then-current level of the CPI.
▪	Consumer prices may change unpredictably, affecting the level of the CPI and the market value of the notes in unforeseeable ways. Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI and the market value of the notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates.
▪	Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the CPI that are not for your account or on your behalf. We or one or more of our affiliates, including MLPF&S, also may issue, or our affiliates may underwrite, other financial instruments with returns linked to the CPI. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially
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expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. Our subsidiary, Merrill Lynch Capital Services, Inc., will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc.’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if the CPI is unavailable. See the section entitled “Additional Information About the Notes—Discontinuance of the CPI; alteration of method of calculation.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.
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The Consumer Price Index

General

We have obtained all information regarding the CPI contained in this free writing prospectus, including its make-up, method of calculation and changes in its components, from publicly available sources. This information reflects the policies of, and is subject to change by, the BLS. The BLS is not involved in the offering of the notes in any way and has no obligation to consider your interests as a holder of the notes. The BLS has no obligation to continue to publish the CPI, and may discontinue publication of the CPI at any time in its sole discretion. The consequences of the BLS discontinuing publication of the CPI are described in the section entitled “Additional Information About the Notes—Discontinuance of the CPI; alteration of method of calculation.” None of us, the calculation agent, or MLPF&S assumes any responsibility for the calculation, maintenance, or publication of the CPI or any successor index (the “Successor Index”), or has made any independent investigation as to the accuracy or completeness of any information relating to the CPI.

The CPI for purposes of the notes is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment, which is published monthly by the BLS. The BLS makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. The CPI is published by the BLS on its internet website www.bls.gov/cpi/home.htm, and is currently available only for reference purposes on Bloomberg® using the symbol “CPURNSA <Index>”. A schedule of the dates for upcoming releases of the CPI may be found at the Index Sponsor’s internet website at www.bls.gov/schedule/news_release/cpi.htm. Please note that any information available from these sources is not part of, nor should it be deemed to be incorporated into, this free writing prospectus.

The CPI is a measure of prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds, and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees, and others not in the labor force. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month.

Historical Levels of the CPI

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the level of the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments that will be affected by changes in the level of the CPI, and those changes may be significant.

The following table shows the historical monthly levels of the CPI from January 2000 through September 2014, as reported by the Index Sponsor and published on the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>”, as well as the percentage change of each monthly CPI level as compared to the CPI level of the prior year. We do not make any representation or warranty as to the accuracy or completeness of the CPI data in the table below.

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Monthly Levels of the CPI and Year–Over-Year Percentage Changes in the Level of the CPI
	2000		2001		2002		2003		2004
	Level	Growth	Level	Growth	Level	Growth	Level	Growth	Level	Growth
January	168.800	2.73889%	175.100	3.73223%	177.100	1.14220%	181.700	2.59740%	185.200	1.92625%
February	169.800	3.22188%	175.800	3.53357%	177.800	1.13766%	183.100	2.98088%	186.200	1.69306%
March	171.200	3.75758%	176.200	2.92056%	178.800	1.47560%	184.200	3.02013%	187.400	1.73724%
April	171.300	3.06859%	176.900	3.26912%	179.800	1.63934%	183.800	2.22469%	188.000	2.28509%
May	171.500	3.18893%	177.700	3.61516%	179.800	1.18177%	183.500	2.05784%	189.100	3.05177%
June	172.400	3.73045%	178.000	3.24826%	179.900	1.06742%	183.700	2.11228%	189.700	3.26619%
July	172.800	3.65927%	177.500	2.71991%	180.100	1.46479%	183.900	2.10994%	189.400	2.99076%
August	172.800	3.41113%	177.500	2.71991%	180.700	1.80282%	184.600	2.15827%	189.500	2.65439%
September	173.700	3.45444%	178.300	2.64824%	181.000	1.51430%	185.200	2.32044%	189.900	2.53780%
October	174.000	3.44828%	177.700	2.12644%	181.300	2.02589%	185.000	2.04082%	190.900	3.18919%
November	174.100	3.44623%	177.400	1.89546%	181.300	2.19842%	184.500	1.76503%	191.000	3.52304%
December	174.000	3.38681%	176.700	1.55172%	180.900	2.37691%	184.300	1.87949%	190.300	3.25556%

	2005		2006		2007		2008		2009
	Level	Growth	Level	Growth	Level	Growth	Level	Growth	Level	Growth
January	190.700	2.96976%	198.300	3.98532%	202.416	2.07564%	211.080	4.28029%	211.143	0.02985%
February	191.800	3.00752%	198.700	3.59750%	203.499	2.41520%	211.693	4.02656%	212.193	0.23619%
March	193.300	3.14835%	199.800	3.36265%	205.352	2.77878%	213.528	3.98146%	212.709	-0.38356%
April	194.600	3.51064%	201.500	3.54573%	206.686	2.57370%	214.823	3.93689%	213.240	-0.73689%
May	194.400	2.80275%	202.500	4.16667%	207.949	2.69086%	216.632	4.17554%	213.856	-1.28144%
June	194.500	2.53031%	202.900	4.31877%	208.352	2.68704%	218.815	5.02179%	215.693	-1.42678%
July	195.400	3.16790%	203.500	4.14534%	208.299	2.35823%	219.964	5.60012%	215.351	-2.09716%
August	196.400	3.64116%	203.900	3.81874%	207.917	1.97008%	219.086	5.37186%	215.834	-1.48435%
September	198.800	4.68668%	202.900	2.06237%	208.490	2.75505%	218.783	4.93693%	215.969	-1.28621%
October	199.200	4.34783%	201.800	1.30522%	208.936	3.53617%	216.573	3.65519%	216.177	-0.18285%
November	197.600	3.45550%	201.500	1.97368%	210.177	4.30620%	212.425	1.06957%	216.330	1.83830%
December	196.800	3.41566%	201.800	2.54065%	210.036	4.08127%	210.228	0.09141%	215.949	2.72133%

	2010		2011		2012		2013		2014
	Level	Growth	Level	Growth	Level	Growth	Level	Growth	Level	Growth
January	216.687	2.62571%	220.223	1.63185%	226.665	2.92522%	230.280	1.59486%	233.916	1.57895%
February	216.741	2.14333%	221.309	2.10758%	227.663	2.87110%	232.166	1.97792%	234.781	1.12635%
March	217.631	2.31396%	223.467	2.68160%	229.392	2.65140%	232.773	1.47390%	236.293	1.51220%
April	218.009	2.23645%	224.906	3.16363%	230.085	2.30274%	232.531	1.06309%	237.072	1.95286%
May	218.178	2.02099%	225.964	3.56865%	229.815	1.70425%	232.945	1.36197%	237.900	2.12711%
June	217.965	1.05335%	225.722	3.55883%	229.478	1.66399%	233.504	1.75442%	238.343	2.07234%
July	218.011	1.23519%	225.922	3.62872%	229.104	1.40845%	233.596	1.96068%	238.250	1.99233%
August	218.312	1.14810%	226.545	3.77121%	230.379	1.69238%	233.877	1.51837%	237.852	1.69961%
September	218.439	1.14368%	226.889	3.86836%	231.407	1.99128%	234.149	1.18493%	238.031	1.65792%
October	218.711	1.17219%	226.421	3.52520%	231.317	2.16234%	233.546	0.96361%
November	218.803	1.14316%	226.230	3.39438%	230.221	1.76413%	233.069	1.23707%
December	219.179	1.49572%	225.672	2.96242%	229.601	1.74102%	233.049	1.50174%
November 2014	Page PS-10

Floating Rate Notes due November19, 2024
Consumer Price Index Linked Notes

The following graph sets forth, for the period from January 1990 to September 2014:

•	the percentage change of the CPI for each calendar month, as compared to the same month in the prior fiscal year; and
•	the percentage change described above added to the Spread of 1.10% and adjusted to reflect the minimum payable interest rate of 0.00%.

This graph is intended to demonstrate the impact of changes to the CPI and the impact of the Spread of 1.10%, the minimum interest rate of 0.00%. However, this graph is for purposes of illustration only. The actual interest rate on the notes for any interest period will depend on the actual levels of the CPI in the applicable calendar months.

Before investing in the notes, you should consult publicly available sources for the levels of the CPI.

November 2014	Page PS-11

Floating Rate Notes due November19, 2024
Consumer Price Index Linked Notes

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Variable Rate Debt Securities” for a discussion of these rules.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Any gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page 85 of the prospectus) generally apply to payments made after June 30, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

November 2014	Page PS-12

Floating Rate Notes due November19, 2024
Consumer Price Index Linked Notes

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional provisions:
The notes:

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this free writing prospectus.

Prior to maturity, the notes are not redeemable at our option or repayable at your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Listing:	The notes will not be listed on any securities exchange.
Minimum ticketing size:	$1,000
Interest:

The calculation agent will determine the applicable CPI Inflation Adjustment for each interest period. The annualized interest rate for each interest period will equal the sum of (a) the applicable CPI Inflation Adjustment plus (b) the Spread.

The annualized interest rate for each interest period may be as low as 0.00%. However, in no event will the annualized interest rate applicable to any interest period be less than 0.00%.

Each interest payment due for an interest period will be paid in arrears on the 19th day of each month over the term of the notes, beginning December 19, 2014, and ending on the maturity date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. Each interest period (other than the first interest period from, and including, the original date of issuance of the notes to, but excluding, December 19, 2014) will commence on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date or the maturity date, as applicable. If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding interest period; however, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

For as long as the notes are held in book-entry only form, the record date for each payment of interest will be the business day prior to the payment date. If the notes are issued at any time in a form that is other than book-entry only, the regular record date for an interest payment date will be the 19th day of the calendar month preceding that interest payment date.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The interest rate for each interest period will be reset on the first day of that interest period, which we refer to as the “interest reset date.” Once determined by the calculation agent, the applicable interest rate for each interest period will apply from and including the interest reset date, through, but excluding, the next interest reset date (or the maturity date, as applicable).

The relevant CPI Inflation Adjustment will be determined by the calculation agent using the following formula and then expressed as a percentage:

CPIA means the level of the CPI first published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS,” or the “Index Sponsor,” without regard to any subsequent corrections or revisions to that first published level) (without regard to any subsequent corrections or revisions to that first published level) for the month that is four calendar months prior to the month in which the relevant interest payment date is scheduled to occur. For example, CPIA for the interest to be paid in January of each year will be the CPI for September of the prior year.

“CPIB” means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions of that first published level) for the month that is one year prior to the month used to determine CPIA. The CPI Inflation Adjustment will be rounded to the nearest one-hundred thousandth of a percent.

November 2014	Page PS-13

Floating Rate Notes due November19, 2024
Consumer Price Index Linked Notes

The Spread will be 1.10%.
Calculation agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)
Discontinuance of the CPI; alteration of method of calculation:

If the CPI is permanently cancelled or is not calculated and announced by the BLS, but (a) is calculated and announced by a successor sponsor (the “Successor Sponsor”) acceptable to the calculation agent, or (b) is replaced by a Successor Index using, in the determination of the calculation agent, the same, a substantially similar, or an otherwise appropriate formula for the method of calculation as used in the calculation of the CPI, then the CPI for purposes of the notes will be deemed to be replaced by the index so calculated and announced by that Successor Sponsor or that Successor Index, as the case may be. If the calculation agent selects a Successor Index, the calculation agent will cause written notice to be promptly furnished to the trustee, to us, and to the holders of the notes.

If the CPI is rebased or similarly adjusted at any time (as rebased or adjusted, the “Rebased Index”), the calculation agent will determine the CPI and the applicable interest rates on the notes using the Rebased Index.

If the CPI is permanently cancelled or is not calculated and announced by a Successor Sponsor or replaced by a Successor Index, then the calculation agent will notify the trustee, us and the holders of the notes and will calculate the appropriate levels of the CPI in a commercially reasonable manner.

Notwithstanding these alternative arrangements, discontinuance of the publication of the CPI may adversely affect trading in the notes.

Role of the calculation agent:

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the amount of each CPI Inflation Adjustment and each interest payment, Successor Indices, Rebased Indices, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-day settlement and payment:	The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.
Events of default and rights of acceleration:	If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus. Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited, under the U.S. Bankruptcy Code, to the original public offering price of the notes.
Use of proceeds and hedging:	We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.” In addition, we expect that we or our affiliates may use a portion of the net proceeds to hedge our obligations under the notes.
ERISA considerations:

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may

November 2014	Page PS-14

Floating Rate Notes due November19, 2024
Consumer Price Index Linked Notes

be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 480(b) (17) of ERISA in connection with the transaction or any redemption of the notes, (y) neither MLPF&S nor any of its affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser, that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, MLPF&S, or any of our other affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any substantially similar applicable law or regulation) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

November 2014	Page PS-15

Floating Rate Notes due November19, 2024
Consumer Price Index Linked Notes

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

Supplemental information regarding plan of distribution; conflicts of interest:

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-14 of the accompanying prospectus supplement.

MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon this free writing prospectus, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

We expect that settlement of the notes will occur on or about November 19, 2014.

The selling agent and any of our other broker-dealer affiliates, may use the final pricing supplement for this offering, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, during an initial undetermined period after the issuance of the notes, any purchase price paid by MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value. Any price offered by MLPF&S for the notes, and any price that may appear on your customer account statements, will be based on then-prevailing market conditions and other considerations, including the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Structuring of the notes:

The notes are our debt securities, the return on which is linked to the performance of the CPI. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes at the time the terms of the notes are set and on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the CPI, the tenor of the notes and the hedging arrangements. The economic terms of the notes and

November 2014	Page PS-16

Floating Rate Notes due November19, 2024
Consumer Price Index Linked Notes

their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-5 and “Additional Information About the Notes—Use of proceeds and hedging” on page PS-14 of this free writing prospectus.

Contact:	Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or Morgan Stanley’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.
Where you can find more information:

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read these documents, this document, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

The terms and risks of the notes are contained in this document and in the following:

¡      Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:
http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

November 2014	Page PS-17